[redacted]

06003387

ITEDSTATES
)EXCHANGE COMMISSION
ngton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC PROCESSING RECEIVED JAN 0 3 2006 WASH. SECTION

SEC FILE NUMBER
8- 47065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-2004 AND ENDING 09-30-2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH COAST SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9995 GATE PARKWAY NORTH, SUITE 300
(No. and Street)

JACKSONVILLE FL 32246
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANKLIN A. PASTERCZYK 904-861-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REGALIA & ASSOCIATES, CPA's
(Name – *if individual, state last, first, middle name*)

103 Town & COUNTRY DR. STE K DANVILLE, CA 94526
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

BEST AVAILABLE COPY

OATH OR AFFIRMATION

I, FRANKLIN A. PASTERCZYK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTH COAST SECURITIES CORPORATION, as of SEPTEMBER 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT | CEO

Title

Notary Public

Brittany Lynn Engle
Commission # DD450462
Expires September 15, 2009
Bonded Troy Fain - Insurance, Inc 800-385-7019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&A
CPA

Regalia & Associates

CERTIFIED PUBLIC ACCOUNTANTS
103 TOWN & COUNTRY DRIVE, SUITE K, DANVILLE, CALIFORNIA 94526
DOUGLAS W. REGALIA, CPA, A PROFESSIONAL CORPORATION
MARIANNE RYAN, AUDITOR
DANA E. CHAVARRIA, CPA, CONSULTANT
KENNETH E. REGALIA, CPA, CONSULTANT
OFFICE: 925.314.0390 FAX: 925.314.0469

INDEPENDENT AUDITORS' REPORT

The Board of Directors
North Coast Securities Corporation

We have audited the accompanying balance sheets of North Coast Securities Corporation (the Company) as of September 30, 2005 and 2004 and the related statements of operations, cash flows and changes in stockholder's equity for the years ended September 30, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13, the Company operates in a highly regulated and competitive industry. Consequently, the Company has incurred losses and negative cash flows from operations since 1998. Management is seeking to increase revenues through the marketing of its products while controlling expenditures to meet its working capital needs. However, additional cash and working capital will be required and the Company will be required to continue to increase revenues and control costs, or obtain additional equity and/or financing. There can be no assurance that the Company's efforts to achieve profitable operations or obtain new equity and/or financing will be realized.

In our opinion, except as noted above and in Note 13 in the Notes to the financial statements, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2005 and 2004 and the results of its operations and its cash flows for the years ended September 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States.

The supplemental schedules of computation of net capital and computation of basic net capital requirement is presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regalia & Associates

December 15, 2005
Danville, California

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NORTH COAST SECURITIES CORPORATION

Balance Sheets
September 30, 2005 and 2004

ASSETS

		2005	2004
Current assets:			
Cash and cash equivalents	$	4,407	18,653
Concessions and commissions receivable		15,485	12,316
Other receivables		10,897	11,802
Investments, at cost		46,857	50,820
Total current assets		77,646	93,591
Noncurrent assets:			
Property and equipment, net		6,009	10,447
Deferred income taxes		348,703	348,703
Prepaid expenses and other assets		200	1,874
Total noncurrent assets		354,912	361,024
	$	432,558	454,615

LIABILITIES AND STOCKHOLDER'S EQUITY

		2005	2004
Current liabilities:			
Accounts payable and accrued liabilities	$	33,043	17,242
Current lease payable		-	1,908
Total current liabilities		33,043	19,150
Noncurrent liabilities:			
Long-term lease payable		-	1,039
Total liabilities		33,043	20,189
Stockholder's equity:			
Common stock, $10 par value; 100 shares authorized; 50 shares issued and outstanding		500	500
Contributed capital in excess of par		1,166,215	1,165,815
Retained deficit		(767,200)	(731,889)
Total stockholder's equity		399,515	434,426
	$	432,558	454,615

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See accompanying auditors' report and notes to financial statements.

NORTH COAST SECURITIES CORPORATION

Statements of Operations
For The Years Ended September 30, 2005 and 2004

		2005	2004
Revenues:			
Commissions and concessions	$	631,507	574,186
Front end and agents fees		-	487,272
Mutual fund and limited partnership income		9,990	13,599
Insurance products		2,058	3,789
Rebate and reimbursements		47,132	24,797
Private placement fees		1,001,544	1,395,629
Trading gains (losses), net		3,883	21,586
Registered rep fees		150	750
Interest income		18,861	14,494
Other		361,205	19,314
Total revenues		2,076,330	2,555,416
Expenses:			
Accounting		8,667	7,231
Advertising		-	196
Bank charges		2,955	1,327
Bad debts		-	16,819
Clearing fees		121,639	104,895
Commissions and concessions		806,273	1,392,544
Consulting and outside services		8,617	2,000
Depreciation expense		4,979	7,168
Dues and subscriptions		776	270
Equipment lease		161	1,355
Insurance		6,058	9,299
Interest		210	481
Legal		10,845	19,205
Office		4,971	2,217
Postage		3,759	959
Recruiting		895,121	799,580
Regulatory fees		21,528	26,488
Rent		24,600	18,000
Repairs and maintenance		722	(875)
Salaries and related expenses		185,490	163,465
Telephone		1,753	5,536
Travel and entertainment		894	28,285
Miscellaneous		833	(100)
Total expenses		2,110,841	2,606,345
Loss before for income taxes		(34,511)	(50,929)
Provision for income tax expense		800	800
Net loss		(35,311)	(51,729)
Retained deficit, beginning of period		(731,889)	(680,160)
Retained deficit, end of period	$	(767,200)	(731,889)

See accompanying auditors' report and notes to financial statements.

Statements of Changes in Stockholder's Equity
For The Years Ended September 30, 2005 and 2004

		Common Stock	Contributed Capital In Excess of Par	Retained Earnings (Deficit)
Balances at September 30, 2003	$	500	1,154,815	(680,160)
Net loss for the year ended September 30, 2004		-	-	(51,729)
Contributions of capital by stockholder		-	11,000	-
Balances at September 30, 2004		500	1,165,815	(731,889)
Net loss for the year ended September 30, 2005		-	-	(35,311)
Contributions of capital by stockholder		-	400	-
Balances at September 30, 2005	**$**	**500**	**1,166,215**	**(767,200)**

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NORTH COAST SECURITIES CORPORATION

Statements of Cash Flows
For The Years Ended September 30, 2005 and 2004

		2005	2004
Operating activities:			
Net loss	$	(35,311)	(51,729)
Depreciation expense		4,979	7,168
Adjustments to reconcile to cash provided by (used for) operating activities:			
Changes in:			
Concessions and commissions receivable		(3,169)	2,420
Other receivables		905	(906)
Inventory		3,963	(1,225)
Other assets		1,674	4,050
Accounts payable and accrued liabilities		15,801	(175)
Lease payable		(2,947)	(1,701)
Cash used for operating activities		(14,105)	(42,098)
Investing activities:			
Acquisition of property and equipment		(541)	(556)
Net cash used for investing activities		(541)	(556)
Financing activities:			
Proceeds from capital contributions made by shareholder		400	11,000
Cash provided by financing activities		400	11,000
Decrease in cash		(14,246)	(31,654)
Cash and cash equivalents, beginning of period		18,653	50,307
Cash and cash equivalents, end of period	$	4,407	18,653
Additional cash flow information:			
Income taxes paid	$	800	800
Interest paid	$	210	702
Disposal of fully depreciated property and equipment	$	-	13,352

See accompan[illegible]

Notes to Financial Statements
September 30, 2005 and 2004

1. Organization

North Coast Securities Corporation (the "Company") is a C Corporation incorporated in the State of California on September 30, 1993. The Company relocated its headquarters to Florida in 2004.

The Company generates its revenues primarily from trading proprietary securities and generating commissions on customer transactions. The Company clears all customer transactions on a fully disclosed basis in accordance with a sub-clearing agreement with First Allied Securities, Inc. (a non-bank affiliate of Wells Fargo Bank). In the normal course of business, the Company will have unsettled securities transactions with its clearing broker, which normally settle in three business days.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition
The Company recognizes revenue when services are performed. Securities transactions and related revenues and expenses are recorded in the financial statements on a trade date basis.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost in the financial statements. Depreciation is provided using the straight-line method over the estimated useful lives of three to five years.

Organizational Expense
The Company has capitalized certain professional fees and start-up expenses as organizational costs. They have been fully amortized under the straight-line method over 60 months.

Investments
In accordance with Statement of Financial Accounting Standards No. 115, "*Accounting for Certain Debt and Equity Securities*" (SFAS 115) securities are classified into three categories: held-to-maturity, available-for-sale, and trading. At September 30, 2005 and 2004, the Company had no held-to-maturity or available-for-sale investments. Securities classified as trading may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Trading securities are reported at fair value if quoted market prices are available.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

 Continued

Notes to Financial Statements

2. Summary of Significant Accounting Policies *(continued)*

Unrealized Holding Gains and Losses

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of stockholder's equity. Realized and unrealized gains and losses are reported as "trading gains (losses)" on the statements of operations and the calculations are based on the adjusted cost of the specific investments sold.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement 109 requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

3. Property and Equipment

Property and equipment consist of the following at September 30, 2005 and 2004:

		2005	2004
Office Equipment	$	37,305	37,305
Less: accumulated depreciation		(31,837)	(26,858)
Property and equipment, net	$	6,009	10,447

Depreciation expense amounted to $4,979 and $7,168 for the years ended September 30, 2005 and 2004, respectively.

4. Investments

Inventory of $46,857 and $50,820 at September 30, 2005 and 2004, respectively, represents various publicly traded securities held by the Company. All securities are stated at market value as determined by available published market quotes.

5. Organizational Costs

The Company has capitalized $9,171 of organizational costs related to legal fees and other start-up expenses. Organizational costs have been fully amortized as of September 30, 2005 and 2004.

6. Regulated Entity

The Company is subject to the rules and regulations as prescribed by the National Association of Securities Dealers (NASD) as well as the Securities and Exchange Commission. The Company is required to file quarterly "Focus Reports" summarizing certain financial data on Form X-17A-5. The Company is also required to maintain prescribed minimum net capital requirements. During the years ended September 30, 2005 and 2004, the Company remitted $21,103 and $26,438 in regulatory fees, respectively, to NASD.

Notes to Financial Statements

7. Additional Capital Contributed by Stockholder

During the year ended September 30, 2005, the stockholder contributed additional capital of $400 which has been reflected as contributed capital in excess of par on the balance sheets at September 30, 2005. During the year ended September 30, 2004, the stockholder contributed additional capital of $11,000 which has been reflected as contributed capital in excess of par on the balance sheets at September 30, 2004.

8. Leases

Office
The Company leases its corporate office premises in Jacksonville, Florida under a month-to-month operating lease agreement which stipulates monthly rent of $1,500. The Company terminated its office lease in San Francisco, California in March 2005.

Rent expense amounted to $24,600 and $18,000 for the years ended September 30, 2005 and 2004, respectively.

Storage
The Company leased a storage facility in Northern California under month-to-month operating agreement which was terminated September 30, 2004. Rent expense amounted to $868 for the year ended September 30, 2004.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's required net capital balance increased to $250,000 as of September 30, 2004, in response to an audit conducted by NASD. During the year ended September 30, 2005, the Company's net capital requirement decreased to $5,000. At September 30, 2005, the Company had net capital of $22,975, which was $16,975 in excess of the required net capital of $6,000 (110% of $5,000). At September 30, 2004, the Company had net capital of $50,718, which was $249,282 below the required net capital of $300,000. The Company's ratio of aggregate indebtedness to net capital was approximately 1.44 to 1 at September 30, 2005 and .40 to 1 at September 30, 2004.

Continued

Notes to Financial Statements

10. Income Taxes

Components of income tax expense for the years ended September 30, 2005 and 2004 are as follows:

		2005	2004
Current:			
Federal	$	-	-
State		800	800
Total current income tax expense		800	800
Deferred:			
Federal		-	-
State		-	-
Total deferred income tax expense		-	-
Total income tax expense	$	800	800

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The types of temporary differences that give rise to significant portions of the deferred tax liability and affect deferred tax expense include differences in accounting for depreciation and amortization, net operating loss carryforwards, and capitalized costs.

Realization of the deferred income taxes depends on the generation of sufficient taxable income by the Company. If the Company is unable to generate pre-tax earnings, the deferred income tax benefit will not materialize, and the deferred tax asset of $348,703 will have no value. At September 30, 2005, a valuation allowance of $6,162 equal to the calculated deferred tax benefit of $6,162 for the year ended September 30, 2005 was recorded, resulting in no additional deferred income tax benefit for the year ended September 30, 2005. At September 30, 2004, a valuation allowance of $5,732 equal to the calculated deferred tax benefit of $5,732 for the year ended September 30, 2004 was recorded, resulting in no additional deferred income tax benefit for the year ended September 30, 2004.

11. Reclassifications

Certain reclassifications have been made to the 2004 financial statements in order to conform to the presentation used in 2005.

12. Commitments and Contingencies

In the normal course of business there are outstanding various commitments and contingent liabilities, such as commitments to enter into contracts, which are not reflected in the financial statements. Management believes that such commitments or contingencies will not have a material adverse effect on the financial statements.

Continued

Notes to Financial Statements

13. Operating Losses

The Company operates in a highly regulated and competitive industry. Consequently, the Company has incurred losses and negative cash flows from operations between 1998 and 2002. During the year ended September 30, 2003, the Company reported income before income taxes of $47,525 (which translated to positive cash flow from operations of $21,819), its first profitable year of operations since 1997. During the years ended September 30, 2005 and 2004, the Company reported net losses of $37,058 and $51,729, respectively. Management is seeking to continue to increase revenues through the marketing of its products while controlling expenditures to meet its working capital needs. However, additional cash and working capital may be required and the Company will need to continue to increase revenues and control costs, or obtain additional equity and/or financing in order to maintain or achieve required regulatory capital balances. There can be no assurance that the Company's efforts to sustain or achieve profitable operations or obtain new equity and/or financing will be realized.

NORTH COAST SECURITIES CORPORATION

Focus IIA Calculations
September 30, 2005

Net Capital Computations

Computation of Net Capital			
Total ownership equity	[3480]	0	$ 399,515
Total ownership equity qualified	[3500]	0	399,515
Total capital and allowable subordinated liability	[3530]	0	399,515
Total non-allowable assets	[3540]	$ 365,809	0
Total deductions	[3620]	0	365,809
Net capital before haircuts	[3640]	0	33,706
Total haircuts (including undue concentration)	[3740]	0	10,731
Net capital	[3750]	0	22,975
Computation of Basic Net Capital Requirement			
Minimum net capital required (but not less than $5,000) *(6 2/3% of aggregate indebtedness- line 3840)*	[3756]	2,319	5,000
Minimum dollar net capital required per Regulation	[3758]	0	5,000
Net capital requirement (120% of $5,000)	[3760]	0	6,000
Excess net capital [3750] - [3760]	[3770]	0	16,975
Excess net capital at 100% *(Net capital less 10% of aggregate indebtedness)*	[3780]	0	19,671
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities	[3790]	0	33,043
Total aggregate indebtedness	[3840]	0	33,043
Percentage of aggregate indebtedness to net capital	[3850]	0	143.8%
Percent debt to debt-equity total	[3860]	0	8.3%

NORTH COAST SECURITIES CORPORATION

Focus IIA Calculations
September 30, 2004

Net Capital Computations

Computation of Net Capital			
Total ownership equity	[3480]	0	$ 434,426
Total ownership equity qualified	[3500]	0	434,426
Total capital and allowable subordinated liability	[3530]	0	434,426
Total non-allowable assets	[3540]	$ 372,826	0
Total deductions	[3620]	0	372,826
Net capital before haircuts	[3640]	0	61,600
Total haircuts	[3740]	0	10,882
Net capital	[3750]	0	50,718
Computation of Basic Net Capital Requirement			
Minimum net capital required (but not less than $250,000) *(6 2/3% of aggregate indebtedness- line 3840)*	[3756]	1,346	250,000
Minimum dollar net capital required per Regulation	[3758]	0	250,000
Net capital requirement (120% of $250,000)	[3760]	0	300,000
Deficiency in net capital [3750] - [3760]	[3770]	0	(249,282)
Excess (deficiency) net capital at 100% *(Net capital less 10% of aggregate indebtedness)*	[3780]	0	48,698
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities	[3790]	0	20,189
Total aggregate indebtedness	[3840]	0	20,189
Percentage of aggregate indebtedness to net capital	[3850]	0	39.8%
Percent debt to debt-equity total	[3860]	0	4.6%

R&A
CPA
Regalia & Associates

CERTIFIED PUBLIC ACCOUNTANTS
103 TOWN & COUNTRY DRIVE, SUITE K, DANVILLE, CALIFORNIA 94526
DOUGLAS W. REGALIA, CPA, A PROFESSIONAL CORPORATION
MARIANNE RYAN, AUDITOR
DANA E. CHAVARRIA, CPA, CONSULTANT
KENNETH E. REGALIA, CPA, CONSULTANT
OFFICE: 925.314.0390 FAX: 925.314.0469

December 15, 2005

The Board of Directors
North Coast Securities Corporation

We have recently concluded our audit of the financial statements of the North Coast Securities Corporation (the Company) for the year ended September 30, 2005 and we are presenting our comments and recommendations to management.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

Required Disclosures

In accordance with the United States Department of the Treasury Annual Audit Report (Form G-405), the following disclosures are made:

- A "statement of changes in liabilities subordinated to claims of creditors" is not included with the basic set of financial statements because there were no subordinated claims of creditors.

- Regalia & Associates, CPA's, did not find any material inadequacies during the course of our examination. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

Internal Control

In planning and performing our audit of the financial statements of the Company for the year ended September 30, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Internal Control (*continued*)

The management of the Company is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

A material weakness is a reportable condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

Based on the testwork we performed and the documents we examined, we are not aware of any material weaknesses in the Company's operations.

Regalia & Associates

NORTH COAST SECURITIES CORPORATION

Financial Statements

Years Ended
September 30, 2005 & 2004